SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OXBRIDGE re Holdings Limited

(Name of Issuer)

ORDINARY SHARES, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

G6856M122

(CUSIP Number)

February 12, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G6856M122	13D	Page 2 of 9

1.	Names of Reporting Persons. Allan S. Martin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 875,217
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 875,217
	10.	Shared Dispositive Power 0
11.	Aggregate amount beneficially owned by each reporting person 875,217**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.02*%
14.	Type of Reporting Person (See Instructions) IN

* Includes 232,821 ordinary shares held by Allan Martin and his wife, Marie Martin, jointly; 175,998 ordinary shares issuable upon the exercise of warrants held by Allan Martin and his wife, Marie Martin, jointly, that are currently exercisable; 51,098 shares held by the Allan S Martin Trust dated January 3, 2005; 83,300 ordinary shares issuable upon the exercise of warrants held by the Allan S Martin Trust dated January 3, 2005, that are currently exercisable; 83,000 ordinary shares held by Fleur de Lis Partners, LLLP, and 249,000 ordinary shares issuable upon the exercise of warrants held by Fleur de Lis Partners, LLLP that are currently exercisable. As the general partner of Fleur de Lis Partners, LLLP, Mr. Martin has voting and investment power over the ordinary shares and warrants held by that entity.

**Based upon an aggregate of 6,241,885 Issuer ordinary shares of outstanding, consisting of (i) 5,733,587 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 508,298 shares of ordinary shares able to be acquired upon exercise of warrants.

CUSIP NO. G6856M122	13D	Page 3 of 9

1.	Names of Reporting Persons. Marie Martin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 408,819
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 408,819
	10.	Shared Dispositive Power 0
11.	Aggregate amount beneficially owned by each reporting person 408,819**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.92**%
14.	Type of Reporting Person (See Instructions) IN

* * Includes 232,821 ordinary shares held by Allan Martin and his wife, Marie Martin, jointly; 175,998 ordinary shares issuable upon the exercise of warrants held by Allan Martin and his wife, Marie Martin, jointly, that are currently exercisable.

**Based upon an aggregate of 5,909,585 Issuer ordinary shares of outstanding, consisting of (i) 5,733,587 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 175,998 shares of ordinary shares able to be acquired upon exercise of warrants.

CUSIP NO. G6856M122	13D	Page 4 of 9

1.	Names of Reporting Persons. Fleur de Lis Partners, LLLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 332,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 332,000
	10.	Shared Dispositive Power 0
11.	Aggregate amount beneficially owned by each reporting person 332,000**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.55*%
14.	Type of Reporting Person (See Instructions) PN

* Includes 83,000 ordinary shares held by Fleur de Lis Partners, LLLP, and 249,000 ordinary shares issuable upon the exercise of warrants held by Fleur de Lis Partners, LLLP that are currently exercisable. As the general partner of Fleur de Lis Partners, LLLP, Mr. Martin has voting and investment power over the ordinary shares and warrants held by that entity.

**Based upon an aggregate of 5,982,587 Issuer ordinary shares outstanding, consisting of (i) 5,733,587 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 249,000 shares of ordinary shares able to be acquired upon exercise of warrants.

CUSIP NO. G6856M122	13D	Page 5 of 9

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, $0.001 par value per share (the “Ordinary Shares”), of Oxbridge RE Holdings Limited, a Cayman Island corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is Strathvale House, 2nd Floor, 90 North Church Street, Georgetown, P.O. Box 469, Grand Cayman, KY1-9006, Cayman Islands.

Item 2. Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(1)	Allan S. Martin, individually and as General Partner of Fleur de Lis Partners, LLLP;

(2)	Marie Martin, individually;

(3)	Fleur de Lis Partners, LLLP, a Delaware limited liability limited partnership.

Fleur de Lis Partners, LLLP is a private limited liability limited partnership principally engaged in the business of investing and managing its own private equity investments.

The business address for the Fleur de Lis Partners, LLLP is 501 E. Kennedy Blvd. Suite 801, Tampa, Florida 33602.

Each of the individuals set forth in clauses 1 and 2 are United States citizens.

Fleur de Lis Partners, LLLP and the individuals listed in clauses 1-2 above (collectively, the “Reporting Persons”) may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their beneficial ownership of the Ordinary Shares and are collectively referred to as the “Reporting Group.”  The Reporting Group expressly disclaims that they have agreed to act as a group other than as described in this statement.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto and incorporated herein by reference.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP NO. G6856M122	13D	Page 6 of 9

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons used personal funds to purchase Ordinary Shares and warrants.

Item 4. Purpose of Transaction

All of the securities of the Issuer were acquired for investment purposes.  The Reporting Persons intend to review on a continuing basis the investment in the Issuer.  Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except as may be required for the Company to comply with exchange listing requirements with respect to the number of independent directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

By virtue of their potential status as a “group” for purposes of Rule 13d- 5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members.  Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Ordinary Shares referred to in this statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a) and (b)

(1)	Mr. Martin beneficially owns 875,217 Ordinary Shares (consisting of 366,919 shares owned directly and 508,298 shares able to be acquired upon the exercise of warrants), constituting 14.02% of the Ordinary Shares of the Issuer outstanding as of February 12, 2019. Mr. Martin may be deemed to have shared voting power and investment power with respect to all shares of Ordinary Shares referred to above.

CUSIP NO. G6856M122	13D	Page 7 of 9

(2)	Ms. Martin beneficially owns 408,819 Ordinary Shares (consisting of 232,821 shares owned directly and 175,998 shares able to be acquired upon the exercise of warrants), constituting 6.92% of the Ordinary Shares of the Issuer outstanding as of February 12, 2019. Ms. Martin may be deemed to have shared voting power and investment power with respect to all shares of Ordinary Shares referred to above.
(3)	Fleur de Lis Partners, LLLP beneficially owns 332,000 Ordinary Shares (consisting of 83,000 shares owned directly and 249,000 shares able to be acquired upon the exercise of warrants), constituting 5.55% of the Ordinary Shares of the Issuer outstanding as of February 12, 2019. Fleur de Lis Partners, LLLP may be deemed to have shared voting power and investment power with respect to all shares of Ordinary Shares referred to above.

(c)   To the best knowledge of the Reporting Persons, except for the transactions described in this statement, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

(d)   Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares reported by this statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 4 is hereby incorporated by reference.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP NO. G6856M122	13D	Page 8 of 9

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1	Power of Attorney of Allan Martin dated January 15, 2019.
Exhibit 99.2	Power of Attorney of Marie Martin dated January 15, 2019
Exhibit 99.3	Power of Attorney of Fleur des Lis, LLLP dated January 15, 2019.
Exhibit 99.4	Joint Filing Agreement, dated February 14, 2019, by and among the Reporting Persons.

CUSIP NO. G6856M122	13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019

/s/Allan Martin
ALLAN MARTIN

/s/Marie Martin
MARIE MARTIN

FLEUR DE LIS PARTNERS, LLLP

By:	/s/Allan Martin
Allan Martin, General Partner